FOR IMMEDIATE RELEASE	March 19, 2015

Micromem Technologies Inc. on BNN

Toronto, New York, March 19, 2015: Micromem Technologies Inc. (“Micromem”) (CSE: MRM, OTCQX: MMTIF), is pleased to announce it will be featured in an episode on Business Television (BTV). Details of the full episode are outlined in their press release copied below. Broadcast times are Sunday, March 22, 2015 at 9:30am and 8:00pm EST, and Bell Express Vu - Sunday, March 22, 2015 at 9:30am and 8:00pm EST. Micromem’s feature can be viewed at www.mmtif.com/media and http://www.b-tv.com/micromem-episode-301/ .

BTV Talks Tech with Apple, Micromem, Velocity Data and Exco Technologies

BTV-Business Television goes on location to bring investors stories on emerging companies and expert analyst commentary for their portfolio.

Watch our investment show on TV and online to gain market insight: Full Episode

On FOX Business News Network and BNN on Sun Mar 22, 2015 - on National TV, BTV-Business Television showcases the following companies:

Apple Inc. – BTV showcases the world’s largest public company and reveals what items they’re focused on. Video

Micromem Inc. (MMTIF:OTCQX, MRM:CSE) – Today all the small things are connected from smart phones to smart fridges. Micromem is setting out to connect big infrastructure with impressive Fortune 100 clients. Video

Velocity Data Inc. – The global cyber security market is expected to hit $155 billion by 2019. Velocity has contracts with the world’s biggest defense companies and now strives to address this burgeoning market. Video

Exco Technologies Ltd. – ever wonder who makes the parts for the automotive industry? BTV follows up on this global supplier of innovative technologies servicing the die-cast, extrusion and automotive industries. Video

With Analyst commentary from:

Yi Chen, Tech Analyst, Aegis Capital Corp, on tech sector trends. Video
Pardeep Sangha, Tech Analyst, PI Financial Corp on the sector that's up 35%. Video And the top factors he looks for in a tech stock. Video
Frank Holmes, CEO, US Global Investors weighs in on how low interest rates affect the economy. Video BTV, a half-hour weekly business news program, profiles emerging companies across the US and Canada to bring investors information for their portfolio. With Host Taylor Thoen, BTV features companies at their location, interviews the company's key executives and features their business.

U.S. National: Fox Business News - Sunday, Mar 22 @ 5:30pm EST America One - Sunday, Mar 22 @ 10am EST
Biz Television Network - Thurs. Mar 26 @ 10:00pm & 1:00am EST and Sun Mar 29 @ 12:30pm, 9:00pm & 12:00am EST

BTV BROADCAST TIMES:
CANADA: BNN - Sunday, Mar 22 @ 9:30am & 8:00pm EST
Bell Express Vu - Sunday, Mar 22 @ 9:30am & 8:00pm EST

To Be Featured on BTV - Business Television
Contact: (604) 664-7401x 3 info@b-tv.com

About Micromem and MASTInc

MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTCQX: MMTIF, CSE: MRM) company. MASTInc responsibly analyzes the specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for healthcare/biomedical, natural resource exploration, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CSEor any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

Listing: NASD OTCQX - Symbol: MMTIF
                CSE - Symbol: MRM
Shares issued: 191,425,600
SEC File No: 0-26005
Investor Contact: info@micromeminc.com; Tel. 416-364-2023
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